EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 18, 2015, relating to the consolidated financial statements and financial statement schedules of NiSource Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s initial public offering of limited partner interests of Columbia Pipeline Partners LP which was completed on February 11, 2015) and the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2014, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Chicago, Illinois
February 27, 2015